UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __1______)*

BPO Management Services, Inc.

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(Name of Issuer)

Series B Preferred

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(Title of Class of Securities)
<<<Insert appropriate information in place of this placeholder text.>>>
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(CUSIP Number)

Russell Cleveland

8080 N. Central Expressway, Suite 210, LC-59

Dallas, TX 75206

(214) 891-8294
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

12/31/2008
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Page 2 of 5

1. Names of Reporting Persons. RENN CAPITAL GROUP, INC. 75-2053968
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization TEXAS
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 6,322,072 (9)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,322,072 (10)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,322,072 (9) (10)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 31.24%
14. Type of Reporting Person (See Instructions) IV

(9)	RENN Capital Group, Inc. ("RENN") is the investment adviser to RENN3, GSOT, PREM & RUSGIT. RENN3, GSOT, PREM & RUSGIT share voting power over their shares with RENN Capital Group, Inc., pursuant to an investment advisory agreement,
(10)	RENN Capital Group, Inc. ("RENN") is the investment adviser to RENN3, GSOT, PREM & RUSGIT. RENN3, GSOT, PREM & RUSGIT share dispositive power over their shares with RENN Capital Group, Inc., pursuant to an investment advisory agreement,

CUSIP No. Page 3 of 5

1. Names of Reporting Persons. Russell Cleveland
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐

3. SEC Use Only
4. Source of Funds (See Instructions) WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 6,322,072 (11)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 6,322,072 (12)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 6,322,072 (9) (10)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 31.24%
14. Type of Reporting Person (See Instructions) IN

(11)	Mr. Cleveland is President and Chief Executive Officer of RENN Capital Group, Inc. ("RENN") is the investment adviser to RENN3, GSOT, PREM & RUSGIT. RENN3, GSOT, PREM & RUSGIT share voting power over their shares with RENN Capital Group, Inc., pursuant to an investment advisory agreement,
(12)	Mr. Cleveland is President and Chief Executive Officer of RENN Capital Group, Inc. ("RENN") is the investment adviser to RENN3, GSOT, PREM & RUSGIT. RENN3, GSOT, PREM & RUSGIT share dispositive power over their shares with RENN Capital Group, Inc., pursuant to an investment advisory agreement,

CUSIP No.	13D	Page 4 of 5 Pages

______________________________________________________________________________________
Item 1.  Security and Issuer.

Series B Preferred Shares of BPO Management Services, Inc. 1290 N. Hancock Street Anaheim, CA 92807

______________________________________________________________________________________
Item 2.  Identity and Background.

(a)	RENN Capital Group, Inc. ("RENN")
Russell Cleveland
(b)	8080 N. Central Expressway, Suite 210, Dallas, TX 75206
(c)	RENN is an Investment Adviser to RENN3, GSOT, PREM & RUSGIT. RENN3,
(d)	N/A
(e)	N/A
(f)	Texas & US

______________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Mr. Cleveland is President and Chief Executive Officer of RENN Capital Group, Inc. ("RENN") is the investment adviser to RENN3, GSOT, PREM & RUSGIT.  RENN3.

______________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a)  Mr. Cleveland is President and Chief Executive Officer of RENN Capital Group, Inc. ("RENN") is the investment adviser to RENN3, GSOT, PREM & RUSGIT.  RENN3,

 ______________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) RENN holds a beneficial interest as the investment adviser to RENN3, GSOT, PREM & RUSGIT of 31.24%

     (b) Mr. Cleveland is President and Chief Executive Officer of RENN Capital Group, Inc. ("RENN") is the investment adviser to RENN3, GSOT, PREM & RUSGIT.  RENN3 and holds a beneficial interest of 31.24%.

     ______________________________________________________________________________________
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

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Item 7.  Material to be Filed as Exhibits.

______________________________________________________________________________________

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

______2-10-2009________________________
(Date)

_/s/ Russell Cleveland by Rene Jones attorney in fact__
(Signature)

___Russell Cleveland, President__________________
(Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).